

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

March 2, 2017

Via E-Mail
Matias I. Gaivironsky
Chief Financial Officer
IRSA Inversiones y Representaciones Sociedad Anónima
Moreno 877 24th Floor
Buenos Aires, Argentina

> **Re:** **IRSA Inversiones y Representaciones Sociedad Anónima**
> **Form 20-F for the fiscal year ended June 30, 2016**
> **Filed November 1, 2016**
> **File No. 001-13542**

Dear Mr. Gaivironsky:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for fiscal year ended June 30, 2016

Item 5. Operating and Financial Review and Prospects, page 110

1. In future filings, please include a more robust disclosure of the impact that inflation has on your operating results. Please refer to Item 5.A.2 of Form 20-F.

Report of Independent Registered Public Accounting Firm

2. Please tell us how your auditors determined it was unnecessary to include the term substantial doubt in their explanatory paragraph. Please refer to PCAOB Auditing Standard 2415.12.

Note 2.3 Scope of Consolidation

(a) Subsidiaries, page F-17

3.   We note you consolidate several entities in which you have a less than 50% ownership interest. Please tell us how you complied with the disclosure guidance in paragraph 9 of IFRS 12.

Note 22. Provisions, page F-104

4.   Please tell us how you have complied with the disclosure requirements in paragraph 84 of IAS 37. Within your response, specifically address how you determined that you have not aggregated more than one class of provision within any of the columns in the table on page F-105.

Schedule II, page F-150

5.   Please tell us how your presentation of summarized financial information of IDBD satisfies the requirements of Rule 3-09 of Regulation S-X. Also, please tell us how you determined it was unnecessary to provide Rule 3-09 financial statements for the period from July 1, 2015 until October 11, 2015.

Banco Hipotecario SA and Subsidiaries

Notes to the Consolidated Financial Statements

Note 1. General, page F-170

6.   Based on your disclosure on page F-171, it appears that the Banco Hipotecario financial statements must be stated in constant currency pursuant to the Argentine professional accounting standards. Please clarify for us and in future filings if these financial statements are on a constant currency basis. To the extent your financial statements are presented on a constant currency basis, please provide a clear description in your financial statements that the effects of price level changes have not been included in your reconciliations. Refer to Item 17(c)(2)(iv)(A) of Form 20-F.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
  Commodities